                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)(1)



                             WJ COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   929284 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 AUGUST 17, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                           Rule 13d-1(b)
                  -------

                           Rule 13d-1(c)
                  -------

                     X     Rule 13d-1(d)
                  -------

--------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                             -----------------------------------
CUSIP No. 929284 10 7                                 Page 2 of 7 Pages
                                             -----------------------------------


--------------------------------------------------------------------------------
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      DEAN A. WATKINS

--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                       ---
                                                                  (b)   X
                                                                       ---

--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DEAN A. WATKINS IS A UNITED STATES CITIZEN.
--------------------------------------------------------------------------------
        NUMBER             5.      SOLE VOTING POWER
          OF
        SHARES                          3,600,000
     BENEFICIALLY          -----------------------------------------------------
        OWNED              6.      SHARED VOTING POWER
          BY
         EACH                           0
      REPORTING            -----------------------------------------------------
     PERSON WITH           7.      SOLE DISPOSITIVE POWER

                                        3,600,000
                           -----------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,600,000
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*  / /

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      6.5%

--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON*    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                             -----------------------------------
CUSIP No. 929284 10 7                                 Page 3 of 7 Pages
                                             -----------------------------------


--------------------------------------------------------------------------------
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                      THE WATKINS TRUST
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                       ---
                                                                  (b)   X
                                                                       ---
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                      THE WATKINS TRUST IS A LIVING TRUST ADMINISTERED UNDER THE
             LAWS OF THE STATE OF CALIFORNIA.

--------------------------------------------------------------------------------
        NUMBER             5.      SOLE VOTING POWER
          OF
        SHARES                          3,600,000
     BENEFICIALLY          -----------------------------------------------------
        OWNED              6.      SHARED VOTING POWER
          BY
         EACH                           0
      REPORTING            -----------------------------------------------------
     PERSON WITH           7.      SOLE DISPOSITIVE POWER

                                        3,600,000
                           -----------------------------------------------------
                           8.      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
    9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,600,000
--------------------------------------------------------------------------------
    10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES* / /

--------------------------------------------------------------------------------
    11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9      6.5%
--------------------------------------------------------------------------------
    12.      TYPE OF REPORTING PERSON*    OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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                                             -----------------------------------
CUSIP No. 929284 10 7                                 Page 4 of 7 Pages
                                             -----------------------------------


ITEM 1(a).          NAME OF ISSUER

                    WJ Communications, Inc.

ITEM 1(b).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    401 River Oaks Parkway
                    San Jose, California 95134

ITEM 2(a).          NAME OF PERSONS FILING:

                    Dean A. Watkins

                    The Watkins Trust

ITEM 2(b).          ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    DEAN A. WATKINS:
                    ---------------
                    c/o WJ Communications, Inc.
                    401 River Oaks Parkway
                    San Jose, California 95134

                    THE WATKINS TRUST:
                    -----------------
                    c/o WJ Communications, Inc.
                    401 River Oaks Parkway
                    San Jose, California 95134

ITEM 2(c).          CITIZENSHIP:

                    Dean A. Watkins is a United States citizen.

                    The Watkins Trust is a living trust administered under the laws of the State of California.

ITEM 2(d).          TITLE OF CLASS OF SECURITIES:

                    Common Stock, par value $0.01 per share

ITEM 2(e).          CUSIP NUMBER:

                    929284 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

                    (a)  [   ] Broker or dealer registered under section 15 of
                               the Exchange Act.

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                                             -----------------------------------
CUSIP No. 929284 10 7                                 Page 5 of 7 Pages
                                             -----------------------------------


                  (b)  [   ] Bank as defined in section 3(a)(6) of the
                             Exchange Act.

                  (c)  [   ] Insurance company as defined in section 3(a)(19)
                             of the Exchange Act.

                  (d)  [   ] Investment company registered under section 8 of
                             the Investment Company Act.

                  (e)  [   ] An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);

                  (f)  [   ] An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [   ] A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [   ] A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act;

                  (i)  [   ] A church plan that is excluded from the
                             definition of an investment company under section 3(c)(14) of the Investment Company Act;

                  (j)  [   ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                  (a)  Amount beneficially owned:

                  The Watkins Trust holds 3,600,000 shares (the "Shares") of the common stock, $.01 par value per share of WJ Communications, Inc. Dean A. Watkins has voting and dispositive power with respect to the Shares as co-trustee of the Watkins Trust.

                  (b)  Percent of class:

                  6.5%

                  (c)  Number of shares as to which such person has:


                       (i)    Sole power to vote or to direct the vote:

                       The Watkins Trust holds 3,600,000 shares (the "Shares") of the common stock, $.01 par value per share of WJ Communications,

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                                             -----------------------------------
CUSIP No. 929284 10 7                                 Page 6 of 7 Pages
                                             -----------------------------------

                         Inc. Dean A. Watkins has voting and dispositive power with respect to the Shares as co-trustee of the Watkins Trust.

                         (ii)   Shared power to vote or to direct the vote:

                         0

                         (iii) Sole power to dispose or to direct the disposition of:

                         The Watkins Trust holds 3,600,000 shares (the "Shares") of the common stock, $.01 par value per share of WJ Communications, Inc. Dean A. Watkins has voting and dispositive power with respect to the Shares as co-trustee of the Watkins Trust.

                         (iv) Shared power to dispose or to direct the disposition of:

                         0

ITEM 5.                  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                         Not applicable.

ITEM 6.                  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                         ANOTHER PERSON.

                         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                         Not applicable.

ITEM 8.                  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                         GROUP.

                         Not applicable.

ITEM 9.                  NOTICE OF DISSOLUTION OF THE GROUP.

                         Not applicable.

ITEM 10.                 CERTIFICATIONS.

                         Not applicable.

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                                             -----------------------------------
                                                      Page 7 of 7 Pages
                                             -----------------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2001                       THE WATKINS TRUST


                                        By:   /s/ Dean A. Watkins
                                            ------------------------------------
                                              Dean A. Watkins, Co-Trustee


February 11, 2001                             /s/ Dean A. Watkins
                                            ------------------------------------
                                              Dean A. Watkins